

Saurabh Vyas · 2nd

Healthcare & Life Sciences Leader - AI and Digital Health / Angel Investor / Advisor

San Francisco Bay Area · Contact info

500+ connections

Evva Health

University of Michigan

Experience

Co-Founder
Evva Health
2019 - Present · 3 yrs 2 mos
San Francisco Bay Area

Evva Health is building a smart ecosystem to empower the family caregivers of dementia patients with the right information and support to take better care of their loved one and themselves - right-at-home. We are a fast-growing team based in Atlanta, GA and San Francisco, CA. ...see more

Principal
Slalom Consulting
Jun 2016 - Present · 5 yrs 9 mos
Palo Alto, CA

Healthcare and Life Sciences Lead (Major Biotech, Diagnostics and Major Tech Accounts), Silicon Valley. Slalom Equity Holder.
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On Deck Fellow
On Deck · Part-time
Apr 2021 - Jul 2021 · 4 mos
San Francisco Bay Area

Cofounder and Head of Product
Auttle Labs
Apr 2017 - Sep 2018 · 1 yr 6 mos
Greater Los Angeles Area

Led market research, UX/UI design, and prototyping for a multi-platform enterprise SaaS product focused on employee engagement, total personalized rewards, and organizational networks. ...see more

Clinical Advisor
Deep 6 Analytics
Mar 2016 - Jan 2017 · 11 mos
Greater Los Angeles Area

Deep 6 Analytics uses artificial intelligence on unstructured data in medical records to turn passive EHRs into rich multi-dimensional clinical vectors that can be searched, compared and analyzed by machine for faster patient trial recruitment, population health studies, predictive analyti ...see more

See all 13 experiences